Via EDGAR (Correspondence)

August 11, 2016

Mr. Gus Rodriguez

Accounting Branch Chief

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Stifel Financial Corp.

Form 8-K

Filed February 23, 2016

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 1, 2016

File No. 001-09305

Dear Mr. Rodriguez:

Stifel Financial Corp. (the “Company”) is submitting this letter in response to the comment communicated by the Staff of the Securities and Exchange Commission (the “Commission”) during a phone conversation between the Staff and the Company on July 20, 2016 and July 25, 2016, respectively, related to the Company’s disclosures in its Form 8-K filed on February 23, 2016.

The Staff’s verbal comments are included in this letter and are followed by the Company’s responses.

Staff Verbal Comment:

Form 8-K filed February 23, 2016

Exhibit 99.1

We believe your full condensed non-GAAP reconciliation is inconsistent with Section 102.10 of the updated Compliance and Disclosure Interpretation issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response:

We acknowledge the Staff’s comment and we have revised the Company’s reconciliation of its GAAP to non-GAAP results beginning with our earnings release for the quarter ended June 30, 2016, filed with the Commission on August 2, 2016. We believe the revised reconciliation of the Company’s GAAP to non-GAAP results is consistent with the guidance in Section 102.10 of the updated Compliance and Disclosure Interpretation issued on May 17, 2016.

Form 8-K filed February 23, 2016

Exhibit 99.1

We have reviewed your correspondence dated June 20, 2016 and do not believe it is appropriate to adjust GAAP measures for anticipated synergy acquisition-related expenses. Please revise your non-GAAP disclosure in your next earnings release to exclude these adjustments. Refer to Section 100.01 of the updated Compliance and Disclosure Interpretation issued on May 17, 2016.

Response:

We acknowledge the Staff’s comment and we will revise the Company’s non-GAAP disclosures to exclude these adjustments beginning with the earnings release for the quarter ended September 30, 2016.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in this filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments regarding the above information, please do not hesitate to contact me at (314) 342-2228.

Sincerely,

/s/ James M. Zemlyak
James M. Zemlyak
President and Chief Financial Officer
(Principal Financial Officer)

cc:	Ronald J. Kruszewski, Chairman and Chief Executive Officer

David M. Minnick, Senior Vice President and General Counsel

Mark P. Fisher, Senior Vice President and General Counsel